Exhibit (a)(16)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN FRANCE

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of France. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

We do not believe that you will be subject to tax as a result of the exchange of an option for restricted stock units. However, you should consider the tax consequences of participating in the Offer because your options were granted as part of a French sub-plan for qualified options (“Qualified Options”). If your holding period and other requirements for Qualified Options have been (or will be) met, your Qualified Options have favorable income tax and social insurance treatment (e.g., income tax normally due on the spread upon exercise of the non-qualified option is deferred in the case of Qualified Options until time of sale of the underlying shares at reduced rates, and social insurance rates are also reduced). However, if you decide to exchange your Qualified Options for restricted stock units, you will forfeit the tax and social insurance treatment of your Qualified Options. If you participate in the Offer, your restricted stock units will not be granted under a French-qualified plan, and you will have different tax and social insurance obligations on the restricted stock units.

Restricted Stock Units.

You will not be subject to tax at the time you receive the restricted stock units. When the restricted stock units vest and the underlying shares become issuable, you will recognize taxable income in an amount equal to the fair market value of those shares.

Sale of Shares.

When you subsequently sell the shares you will recognize taxable income in an amount equal to the difference between the sale price of the shares and the fair market value of the shares on the vesting date.

Withholding and Reporting.

Your employer will report the taxable income recognized with respect to the restricted stock units upon vesting and withhold your portion of social insurance contributions. It is your responsibility to pay all income taxes in connection with this income.